Mail Stop 4561

      January 18, 2006



Mr. Stephen Maroney
President, Chief Executive Officer and Treasurer
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, N.Y.  11780

Re:	Gyrodyne Company of America, Inc.
Form 10-KSB for the fiscal year ended April 30, 2005
      Form 10-QSB for the quarterly period ended October 31, 2005
      File No. 0-01684

Dear Mr. Maroney:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended October 31, 2005

Consolidated Statements of Operations, page 4
1. We note the gain recognized in the current period related to your
August 2002 sale of real estate. Please tell us your basis for recognizing the gain on sale of real estate upon collection of the related three year mortgage receivable. In your response, explain how you analyzed the criteria in paragraph 5 of SFAS No. 66 and tell us the guidance in SFAS No. 66 that supports your accounting treatment.
Finally, please cite any relevant terms of the sale that are not apparent from your disclosure.

Condemnation Proceedings, page 7
2. We note your disclosure that you may owe a termination fee to DPMG, Inc. (formerly "Landmark National") under agreements whereby you hired them to design, build and manage a golf course and residential community on property that was condemned by the State University of New York at Stony Brook on November 2, 2005. Please tell us how you considered paragraph 8 of SFAS 5 in reaching the conclusion that an accrual of a loss contingency was not required as of October 31, 2005.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3428 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Rachel Zablow
      Staff Accountant



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Mr. Stephen Maroney
Gyrodyne Company of America, Inc.
January 18, 2006
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